UJI TIME CAFE CROUP

PROFIT AND LOSS
January - June, 2020

	TOTAL
Income	
Commission Income	458.40
Discounts given	-757.50
Not Just for Snack Income	434.04
Online Sales Income	48,755.89
Wholesale Income	4,874.47
Total Online Sales Income	**53,630.36**
Shipping Income	25.00
Square Cash Income	97,765.60
Square Income	317,911.74
Total Income	**$469,467.64**
Cost of Goods Sold	
51001 Ingredients Purchase	82,055.82
510042 Write-Offs/Spoilage	1,833.75
Total 51001 Ingredients Purchase	**83,889.57**
51004 Supplies & Materials - COGS	10,454.48
Total Cost of Goods Sold	**$94,344.05**
GROSS PROFIT	**$375,123.59**
Expenses	
61000 Advertising,Marketing and Research	3,794.04
61001 Bank Charges & Fees	1,182.29
61002 Car & Truck	
610021 Commute and Parking	2,278.00
610022 Car Insurance	1,273.34
610023 Gas	2,758.74
610024 Car Payment/Lease	2,411.76
610025 Other Vehicle Expense	802.99
Total 61002 Car & Truck	**9,524.83**
61003 Software and Other online menbership	1,055.62
61004 Insurance	306.00
61005 Legal & Professional Services	1,125.00
61006 Meals & Entertainment	2,602.15
610061 100% Full Entertainment Meals	1,085.34
610062 Travel	1,083.20
Total 61006 Meals & Entertainment	**4,770.69**
61007 Supplies - office ,Kitchen and Restroom	13,282.84
61008 Utilities	22,843.74
61009 Repairs & Maintenance	7,886.48
61010 Rent & Lease	64,297.12
61011 Taxes	209.00

UJI TIME CAFE CROUP

PROFIT AND LOSS
January - June, 2020

	TOTAL
61012 Shipping, Freight & Delivery	2,164.72
61013 Permit and License	5,121.75
61014 Janitorial Expenses	180.00
61015 Office/General - Security and Safety	239.94
61018 Interest Expense	1,754.75
71001 Wages and Salaries	204,079.86
71003 Payroll taxes	32,226.86
71004 Workers compensation	5,545.54
71005 Payroll Service	1,925.00
71006 Employee Benefit/Insurance	6,244.50
71007 Contractor Cost	500.00
71008 Adjustment Expense	223.80
71009 Hiring Fees	132.00
71010 Merchant Processing Fees	12,001.85
81000 Penalty	0.00
90001 Donation	432.15
90002 Gift	651.96
Total Expenses	**$403,702.33**
NET OPERATING INCOME	**$ -28,578.74**
Other Income	
41006 Interest Earned	1,748.58
41007 Catering Income	9,442.98
41008 Licensing Income	
410081 Selling Ingredient/supplies to Licensee	4,669.25
410082 Reselling Equipment to Licensee	290.00
Total 41008 Licensing Income	**4,959.25**
41009 Consulting Income	506.30
80002 Refund	1,889.11
80003 Government Grant (Covid 19)	20,500.00
Total Other Income	**$39,046.22**
NET OTHER INCOME	**$39,046.22**
NET INCOME	**$10,467.48**